Exhibit 23.4
CONSENT OF INDEPENDENT AUDITORS
The Board of Directors
Torneos y Competencias S.A.
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-125930, 333-125941, 333-125943, 333-125946, 333-125962, 333-128034, 333-128035, 333-128036, 333-128037 and 333-128038) and on Form S-3 (Nos. 333-128945, 333-128553 and 333-125927) of Liberty Global, Inc. of our report dated March 11, 2005, with respect to the consolidated balance sheets of Torneos y Competencias S.A. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), of changes in stockholders’ equity and of cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2005 Annual Report on Form 10-K/A (Amendment No. 1) of Liberty Global, Inc.
Our report dated March 11, 2005 contains an explanatory paragraph that states that the Company is in default with respect to two bank loans, has certain loans that are past due, and has a net working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Sibille (Formerly Finsterbusch Pickenhayn Sibille) (*)
Buenos Aires, Argentina
June 29, 2006

(*)	Sibille (Formerly Finsterbusch Pickenhayn Sibille), a partnership established under Argentine law, is the Argentine member firm of KPMG International, a Swiss cooperative